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T: (1-737) 215-8491

F: (1-917) 672-3642

junheny@junhe.com

VIA EDGAR

April 8, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian,

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.8 to Registration Statement on Form F-1

Filed on March 22, 2024

CIK No. 0001967822

Ladies and Gentlemen:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated April 3, 2024 (the “Comment Letter”) on the Company’s Amendment No.8 to Registration Statement on Form F-1 filed on March 22, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No.9 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Quantitative and Qualitative Disclosures about Market Risks

Resale Prospectus, page Alt-1

1.

We note the reduction of the primary offering from 2,000,000 Ordinary Shares to 1,250,000 Ordinary Shares. We also note that the Resale Prospectus accounts for 3,000,000 Ordinary Shares. As a result, with respect to the resale offering:

● Revise to delete references to the primary and secondary offerings being conducted “concurrently,” as it appears that the resale offering will begin only once your Ordinary Shares are listed and the initial public offering is complete.

In response to the Staff’s comment, the Company respectfully advises the Staff that the resale shares will begin trading upon the listing of the Company’s Ordinary Shares, which is simultaneous with the primary offering. Therefore, the Company believes that “concurrently” is an accurate description of the relationship between primary offering and resale offering.

● Disclose any natural persons that control the selling shareholder and any position, office, or other material relationship which the selling shareholder has had with the registrant or any of its predecessors or affiliates within three years prior to the filing of the registration statement. Refer to Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page Alt-3 to disclose the natural person that controls CHSZ Holdings Limited (“CHSZ Holdings” or the “Selling Shareholder”) and such natural person’s position, office, and other material relationship with the registrant or any of its predecessors or affiliates within three years prior to the filing of the registration statement.

● Disclose in greater detail the circumstances under which the selling shareholder received the shares covered by the resale offering, as well as how long the selling shareholder has held such shares. Specifically, how long HSZ Holdings Limited held the shares covered by the resale offering prior to transferring the shares to CHSZ Holdings Limited.

In response to the Staff’s comment, the Company has revised the disclosure on page Alt-3 to disclose in greater detail the circumstances under which the Selling Shareholder received the shares covered by the resale offering, as well as how long the Selling Shareholder has held such shares, specifically, how long HSZ Holdings Limited held the shares covered by the resale offering prior to transferring the shares to CHSZ Holdings Limited.

● Advise why the resale offering is required to be registered at this time.

In response to the Staff’s comment, the Company respectfully advises the Staff that the resale shares are registered at this time for the following reasons. Since Mr. Shangzhao (“Cizar”) Hong, the sole shareholder of the Selling Shareholder, started Creative Global Technology Limited (“CGTHK”), the Hong Kong operating subsidiary of the Company formed in 2016, CGTHK did not declare any dividends despite it has been profitable. Mr. Hong deems it in the interest of the Company and the investors to retain the cash with the Company and intends to receive compensation for his past years’ contributions through the sale of the resale shares. In addition, the Company believes that including the resale offering in the registration statement provides important information about the Company in a single document, which allows potential investors who may be interested in both the primary offering and the resale offering to make informed investment decisions. Moreover, the Company believes that the registration of the resale offering provides flexibility to the Selling Shareholder to sell its shares concurrently with the Company’s initial public offering or wait until a favorable market condition develops, while saving the extra cost of filing a separate resale registration statement. The resale offering by the Selling Shareholder will also result in higher public float of the Company.

● Advise how you determined the number of Ordinary Shares being registered in connection with the resale offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and the Selling Shareholder determined the number of Ordinary Shares registered in the resale offering after taking into consideration factors including the market condition, the expected gain of the Selling Shareholder, and the future profitability of the Company.

● Advise how the selling shareholder was selected to participate in this resale offering and why the selling shareholder who is a greater than 5% shareholder has been excluded from the lock-up.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and the Selling Shareholder negotiated a customized lock-up agreement with Prime Number Capital LLC to allow only those Ordinary Shares sold in the resale offering by the Selling Shareholder excluded from the lock-up arrangement. This customized lock-up arrangement is designed to allow Mr. Shangzhao (“Cizar”) Hong, through the Selling Shareholder, to receive compensation for all his past years contributions to the Company.

● Lastly, advise why the resale offering should not be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the resale offering should not be deemed as an indirect primary offering being conducted by or on behalf of the issuer. The Selling Shareholder does not intend to nor will act as a conduit for the issuer. In 2016, the sole shareholder of the Selling Shareholder, Mr. Shangzhao (“Cizar”) Hong, started CGTHK, the operating entity conducting substantially all of the Company’s business operations. Mr. Hong had been CGTHK’s sole shareholder since 2020, until a reorganization in March 2023 (the “Reorganization”), where CGT Holdings became the 100% owner of CGTHK through a holding intermediary and the ultimate sole shareholder of the Company. Mr. Hong served as the sole director of CGTHK since 2020, and the CEO of the Company after the Reorganization. Mr. Hong has decided to sell some of his Ordinary Shares in the resale offering as compensation for his contributions to the Company and its subsidiaries. Mr. Hong has the ultimate ownership of the Resale Shares and no new Ordinary Shares will be issued or offered in the resale offering. Consequently, the Selling Shareholder, instead of the Company, will receive all the proceeds in the resale offering. Lastly, Mr. Hong has never been in the business of underwriting securities, and no underwriter has been engaged, nor will any party including the Selling Shareholder receive commission in the resale offering. For the reasons above, the Company believes that the resale offering should not be deemed an indirect primary offering under Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP

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